UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

Niagara Mohawk Holdings, Inc.     )        Docket No. EL01-56-000
National Grid USA                 )


                            APPLICANTS' CLARIFICATION
                      OF THEIR REQUESTED DIVIDEND AUTHORITY
                            AND ADDITIONAL COMMITMENT

     As requested by the Commission, Niagara Mohawk Holdings, Inc. ("Holdings"), on behalf of its jurisdictional subsidiaries and their affiliates,/1 and National Grid USA, on behalf of its jurisdictional subsidiaries and their affiliates,/2 (collectively, "Applicants") respectfully offer this clarification of their requested dividend authority and make additional commitments to ensure that the Commission's reservations are addressed. As explained below, the Applicants clarify that the authority they seek for the payment of dividends by Niagara Mohawk after completion of the proposed merger is no more than the dividend authority granted Niagara Mohawk by the New York Public Service Commission in connection with its corporate reorganization into a holding company structure in 1998 and which has to date and will continue to ensure both the retention by Niagara Mohawk of adequate liquidity and its ability to fund necessary utility expansion.

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1 Niagara Mohawk Holdings directly or indirectly owns the following jurisdictional subsidiaries: Niagara Mohawk Power Corporation ("NMPC" or "Niagara Mohawk") and Niagara Mohawk Energy Marketing, Inc. ("NMEM"), and indirectly owns a 50 percent non-controlling interest in Canadian Niagara Power Company, Limited ("CNP, Ltd.").

2 National Grid USA owns the following jurisdictional subsidiaries: New England Power Company ("NEP"), Massachusetts Electric Company ("Massachusetts Electric"), The Narragansett Electric Company ("Narragansett"), New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Company, Inc.

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In addition, Applicants propose an additional limitation on the requested dividend authority to assure the Commission that this will be the case.

I.   The Commission's Request for Clarification.

     On June 13, 2001, the Commission generally authorized the merger application ("Application") filed by Applicants under Section 203 of the Federal Power Act ("FPA"), granting Applicants' requested waivers and authorizations. The Commission also granted in part the declaratory order requested by the Applicants with respect to the payment of dividends by Niagara Mohawk after the merger. The Commission, however, found the limitation proposed by the Applicants on such dividend payments to be too vague and open-ended to permit it "to make a finding that Niagara Mohawk would retain adequate liquidity or the financial flexibility to fund necessary utility expansion in a future period."/3 The Commission accordingly directed "Applicants either [to]: (1) make a filing with the Commission within 30 days clarifying their dividend limitation proposal to address [these] concerns ... or (2) adopt an overriding limitation that Niagara Mohawk must maintain a minimum equity balance equal to 30 percent of total capital."/4

II. The Preservation of Niagara Mohawk's Investment Grade Status After the Merger Will Preserve Its Liquidity and Its Ability To Fund Necessary Expansion.

     As explained in the Application, the restating of common equity balances required by the use of push down accounting eliminates the retained earnings balances of Niagara Mohawk and its affiliates./5 As a consequence of the merger, Niagara Mohawk might lose its ability to declare dividends premised on the level of these retained earnings, even

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3 Niagara Mohawk Holdings, Inc. and National Grid USA, 95 FERCP. 61, 381, slip
op. at 17 (2001) (the "Merger Order").

4 Id.

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though it is uncontested that Niagara Mohawk will be financially stronger as a result of the merger./6 This impairment arises because Section 305(a) of the FPA prohibits the directors of jurisdictional entities from paying dividends "from any funds properly included in [a] capital account."/7 Under certain interpretations of this statutory provision, Niagara Mohawk could be restricted from paying dividends except to the extent of future earnings.

     As recognized in the Merger Order, the intent of Section 305(a) of the FPA was "to preclude exploitation of a utility by its directors or officers." Merger Order, slip op. at 17. To assure no exploitation, the Applicants committed to limit Niagara Mohawk's dividends paid from paid-in capital accounts from income available for common dividends plus no more than $400 million over the period 2001 to 2006, plus amounts available by adding back goodwill written off due to the accounting treatment described above./8 This commitment mirrors the dividend limitation for Niagara Mohawk that was approved in 1998 by the New York Public Service Commission ("NYPSC") as part of the "Power Choice" retail rate settlement agreement as well as the dividend authorization granted by the Commission in connection with an earlier National Grid acquisition./9 In


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5 Applicants' dividend proposal is explained in the Application at 45-49.

6 The prospect of a significant improvement in Niagara Mohawk's financial condition following the merger was recently confirmed by the June 28, 2001 announcement by Standard & Poor's Rating Group that, following the consummation of the merger, "Standard & Poor's expects that the ratings on [Niagara Mohawk] will be brought into line with those on [National Grid]," which Standard & Poor's expects to be "A" on a consolidated corporate basis. Standard & Poor's CreditWire (June 28, 2001).

7 16 U.S.C. ss. 825d(a) (2000).

8 Applicants committed specifically to $100 million for 2001, $100 million for 2002, $80 million for 2003, $60 million for 2004, $40 million for 2005, and $20 million for 2006 in addition to income available for common dividends. Application at 48.

9 The NYPSC approved Power Choice by Order No. 98-8 (March 20, 1998); Niagara Mohawk accepted the dividend limitation at Section 9.2.1.2 of the Power Choice settlement agreement. The addition of amounts associated with goodwill to income available for dividends was approved in New England Power Company, 89 FERC P. 61,266 (1999).

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the Power Choice order, the NYPSC approved Niagara Mohawk's formation of its holding company structure, permitting Niagara Mohawk to pay up to $625 million of dividends in excess of net income between the years 1998 and 2006. As illustrated by the following chart, Applicants have requested here the same levels of dividend authority already authorized by the NYPSC in 1998:

                       2001      2002      2003      2004     2005      2006
                     --------- --------- --------- --------- -------- ---------
FERC proposal          $100      $100      $80       $60       $40      $20
NYPSC authorized       $100      $100      $80       $60       $40      $20
                              (dollars in millions)

     Since 1998, Niagara Mohawk has operated under the NYPSC dividend limitation. Yet because of the merger, Niagara Mohawk's authority to declare dividends in excess of net income could be eliminated because of the restatement of retained earnings - even though it had already received such authority from the NYPSC. To allow its authority to continue after the merger, Applicants' merger petition to the NYPSC seeks authority to permit Niagara Mohawk to pay dividends from paid-in capital accounts post-merger, in amounts no greater than already approved in the 1998 Power Choice settlement for amounts in excess of earnings./10 In addition to seeking this authority from the NYPSC, Applicants also sought this authority from this Commission in this Application, as well as the authority previously granted to National Grid with respect to the payment of dividends from amounts associated with the accounting treatment of goodwill./11


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10 Applicants' merger application is still pending before the NYPSC.

11 See n. 8, above. Applicants are also seeking authority to issue dividends from paid-in capital accounts from the Securities and Exchange Commission.

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     In effect, Applicants are only seeking authorization from FERC to continue the dividend limitation that was already approved by the NYPSC and this Commission and under which Niagara Mohawk has been operating since 1998 and which has not jeopardized Niagara Mohawk's financial liquidity or flexibility.

     The Applicants acknowledge, however, that the Commission found the proposed dividend limitation too vague to permit the Commission to conclude "that Niagara Mohawk would retain adequate liquidity or financial flexibility to fund necessary utility expansion." Merger Order, slip op. at 17. To allay any of the Commission's concerns regarding the maintenance of Niagara Mohawk's financial integrity the dividend proposal may have engendered, Applicants propose to buttress their dividend limitation proposal with the following further limitation: Niagara Mohawk will not use the dividend authorization granted in the Merger Order to pay dividends out of paid-in capital accounts unless Niagara Mohawk has an investment grade credit rating for its debt./12

     The commitment to the retention of an investment grade credit rating will ensure that the requested dividend authority does not impair the continued access of Niagara Mohawk to capital markets sufficient to maintain its liquidity and to fund any necessary utility expansion. This additional limitation would thus provide a clear assurance that Niagara Mohawk's payment of dividends in accordance with the authority granted in the Merger Order will not lead to a weakening of NMPC's financial health.

     The Applicants respectfully submit that this additional limitation better serves the purposes of section 305(a) of the FPA than the minimum 30% equity balance


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12 By requiring maintenance of an investment grade credit rating for Niagara
Mohawk's senior debt, Applicants mean that Niagara Mohawk's long-term senior outstanding debt will maintain an investment grade rating from at least one of the major credit rating agencies (i.e., Standard & Poor's Rating Group or Moody's Investors Services, Inc.).

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requirement that was listed as an alternative in the Merger Order. Reference to the maintenance of investment grade credit ratings focuses attention on the ultimate question: whether Niagara Mohawk will maintain access to the capital that it needs to provide reliable service to its customers. It also recognizes that financial analysts and the lenders that rely on the analysts' ratings base their decisions on consideration of all factors affecting a company's financial health, rather than on any single financial statistic.

     Niagara Mohawk's experience to date under the dividend authority which it seeks to continue here substantiates this reality. Currently, consistent with the Power Choice settlement, Niagara Mohawk has the authority to issue dividends that reduce its equity ratio below 30%. In fact, Niagara Mohawk's equity ratio has dropped slightly below 30% in the recent past, but the company has maintained investment grade credit ratings, signifying the confidence of credit analysts and the sources of capital that rely on the analysts in the company's fundamental financial soundness./13 Because it has maintained an investment grade debt rating, even when its equity ratio had dipped slightly below 30%, Niagara Mohawk has maintained its access to the financial markets on reasonable terms. As illustrated by the following chart, the financial liquidity of Niagara Mohawk and its ability to fund necessary expansions have been maintained even after it resumed the payment of cash dividends in 1999 bound by the limitations approved by the NYPSC:


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13 Niagara Mohawk's equity ratio since the NYPSC approved the dividend limitation sought here has been 29.6% for 2000, 31.1% for 1999, and 30.5% for 1998, measured respectively as of December 31 of each year.


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                                             1999        2000
                                             -----       -----
       Cash Dividends Declared               $63.7       $46.1
       NYPSC Dividend Limitation             $75         $100
       NMPC Equity Ratio                     31.1%       29.6%
       S&P Rating14                          BBB+        BBB+
       Moody's Rating                        Baa2        Baa2
                              (dollars in millions)

     The above chart also shows that Niagara Mohawk paid less than the full authorized amounts in dividends in 1999 and 2000 and maintained its investment-grade debt ratings, even after paying about $110 million in cash dividends./15

     Applicants respectfully suggests that these circumstances make evident that limiting Niagara Mohawk's payment of dividends after the merger to its maintenance of a 30% equity balance would impair the company's ability to manage its capital structure in a manner that an investment grade credit rating requirement would not. The 30% limitation would, in fact, produce a paradoxical effect: even though Niagara Mohawk will be part of a much stronger company following the merger, its financial flexibility and its ability to pay dividends would be reduced. The Applicants respectfully submit that the Commission's concerns, as expressed in the Merger Order, can be fully met by the additional limiting commitment proposed above without these unintended effects.


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14 S&P and Moody's ratings are for Niagara Mohawk's senior mortgage bonds.
Ratings shown for 1999 were effective on and after June 24, 1999.

15 In addition to its cash dividend, Niagara Mohawk paid a stock dividend to its parent valued at $144 million in 1999.

                                      -7-

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III. Conclusion

     For the reasons discussed above, Applicants respectfully request that the Commission accept this additional commitment and clarification of their request for dividend authority and confirm that Niagara Mohawk may pay dividends out of paid in capital after the merger, subject to the limitations set forth in the Application and to the additional requirement that Niagara Mohawk maintain an investment grade credit rating for its senior debt securities.

                                        Respectfully submitted,


                                        ----------------------------------
                                        Edward Berlin
                                        Steven J. Agresta
                                        Kenneth G. Jaffe
                                        Stephen C. Palmer
                                        Robert M. Ivanauskas
                                        Swidler Berlin Shereff Friedman, LLP
                                        3000 K Street, NW, Suite 300
                                        Washington, DC 20007-5116
                                        (202) 424-7500
                                        Attorneys for Applicants


                                       8

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                             CERTIFICATE OF SERVICE

     I hereby certify that I have this day served the foregoing document upon each person designated on the official service list compiled by the Secretary in this proceeding. Dated at Washington, D.C., this 13th day of July, 2001.


                                            ____________________________________
                                            Robert M. Ivanauskas, Esq.
                                            Swidler Berlin Shereff Friedman, LLP
                                            3000 K Street, N.W.
                                            Suite 300
                                            Washington, D.C. 20007